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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
             Information to be included in statements filed pursuant
                  to Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                               (Amendment No. 4)*


                                   Genset S.A.
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                                (Name of Issuer)

              Ordinary Shares, nominal value (euro) 3.00 per share
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                         (Title of Class of Securities)

                                    37244T104
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                                 (CUSIP Number)

                                Nathalie Joannes
                                 General Counsel
                                   Serono S.A.
                             15bis Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                               011 41 22 739 3113
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                                    Copy to:

         Robert Bordeaux-Groult                      William A. Groll
   Cleary, Gottlieb, Steen & Hamilton      Cleary, Gottlieb, Steen & Hamilton
         41, Avenue de Friedland          City Place House, 55 Basinghall Street
           75008 Paris, France               London EC2V 5EH, United Kingdom
          011 33 1 40 74 68 00                     011 44 207 614 2200

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 23, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 4 (this "Amendment") relates to the ordinary shares, nominal value euro 3.00 per share ("Common Stock"), of Genset S.A. ("Genset"). This Amendment is being filed by Serono S.A. ("Serono") and Serono France Holding S.A. ("Purchaser") to amend and supplement their disclosure under
Section 13(d) of the Exchange Act, which, in accordance with Instruction H of the General Instructions to Schedule TO constituted part of their Schedule TO, initially filed on July 16, 2002, as amended, including by Amendment No. 5 (the final amendment) filed on October 31, 2002 (the "Schedule TO"), as further amended (collectively, as so amended, the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.      Purpose of Transaction.

     On April 23, 2003, Purchaser and Genset made their initial filings with the French market authorities in connection with a proposed minority buy-out offer and mandatory squeeze-out in respect of the shares of Common Stock and the OCEANEs not owned by Purchaser. On April 24, 2003, Serono and Genset issued a Communique in France in connection with the proposed minority buy-out offer followed by a mandatory squeeze-out. An English translation of the Communique is filed as Exhibit 1 to this Amendment and is incorporated by reference in its entirety.

Item 7.      Material to be Filed as Exhibits.

Exhibit 1 -- Communique issued on April 24, 2003, by Serono and Genset.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 24, 2003


                                           SERONO S.A.

                                                   /s/ Jacques Theurillat
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                                                        (Signature)

                                                     Jacques Theurillat
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                                                      (Name and Title)

                                                  Director and Deputy CEO
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                                           SERONO FRANCE HOLDING S.A.

                                                   /s/ Jacques Theurillat
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                                                        (Signature)

                                                     Jacques Theurillat
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                                                      (Name and Title)

                                                          Director
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